                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No.  4     )

                 Morgan Stanley Emerging Markets Debt Fund Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   61744H105
--------------------------------------------------------------------------------
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement /   / (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



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CUSIP No.         61744H105              13G                   PAGE 2 OF 9 PAGES

    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  Morgan Stanley Group Inc.
                  IRS # 13-283-8891

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  The state of organization is Delaware.


       NUMBER OF        5    SOLE VOTING POWER
        SHARES                             0
       BENEFICIALLY     6    SHARED VOTING POWER
       OWNED BY                    2,229,079
         EACH           7    SOLE DISPOSITIVE POWER
       REPORTING                           0
       PERSON WITH      8    SHARED DISPOSITIVE POWER
                                   3,019,103

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,019,103

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     14.05%


   12      TYPE OF REPORTING PERSON*
                  IA, CO


                   *  SEE INSTRUCTIONS BEFORE FILLING OUT  !


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CUSIP No.         61744H105              13G                   PAGE 3 OF 9 PAGES

    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  Morgan Stanley & Co. Incorporated
                  IRS # 13-265-5996

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  The state of organization is Delaware.


      NUMBER OF           5    SOLE VOTING POWER
       SHARES                                0
      BENEFICIALLY        6    SHARED VOTING POWER
      OWNED BY                       2,229,079
        EACH              7    SOLE DISPOSITIVE POWER
      REPORTING                              0
      PERSON WITH         8    SHARED DISPOSITIVE POWER
                                     2,229,079

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,229,079

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     10.38%


   12      TYPE OF REPORTING PERSON*
                  BD, CO


                   *  SEE INSTRUCTIONS BEFORE FILLING OUT  !

CUSIP No.     61744H105           13G                          PAGE 4 OF 9 PAGES

Item  1 (a)                 Name of Issuer

                            Morgan Stanley Emerging Markets Debt Fund Inc.

Item  1 (b)                 Address of issuer's principal executive offices

                            1221 Avenue of the Americas
                            New York, New York 10020

Item  2 (a)                 Name of person filing

                       (a)  Morgan Stanley Group Inc.
                       (b)  Morgan Stanley & Co. Incorporated

Item  2 (b)                 Principal business office

                       (a)  1251 Avenue of the Americas
                            New York, New York 10020

                       (b)  1251 Avenue of the Americas
                            New York, New York 10020

Item  2 (c)                 Citizenship

                            Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item  2 (d)                 Title of class of Securities

                            Common Stock

Item  2 (e)                 Cusip No.

                            61744H105

 Item    3             (a)  Morgan Stanley Group Inc. is (e) an Investment
                            Adviser registered under Section 203 of the Investment Advisers Act of 1940.

                       (b) Morgan Stanley & Co. Incorporated is (a) a Broker-Dealer registered under Section 15 of the Securities Exchange Act of 1934.

 Item    4                  Ownership

                            Incorporated by reference to Items (5) - (9) and
                            (11) of the cover page pertaining to each reporting person.

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CUSIP No.   61744H105               13G                        PAGE 5 OF 9 PAGES


Item    5            Ownership of 5 Percent or Less of a Class

                     Inapplicable

Item    6            Ownership of More than 5 Percent on Behalf of Another
                     Person

                     Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc., including Morgan Stanley & Co. Incorporated, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                     Inapplicable

Item    8            Identification and Classification of Members of the Group

                     Inapplicable

Item    9            Notice of Dissolution of Group

                     Inapplicable

Item    10           Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP No.  61744H105                  13G                      PAGE 6 OF 9 PAGES


                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date :          October 9, 1995

         Signature :     /s/ Edward J. Johnsen
                         -------------------------------------------------------

         Name / Title:   Edward J. Johnsen / Vice-President Morgan Stanley & Co.
                           Incorporated
                         -------------------------------------------------------
                         MORGAN STANLEY GROUP INC.

         Date :          October 9, 1995

         Signature :     /s/ Edward J. Johnsen
                         -------------------------------------------------------
         Name / Title:   Edward J. Johnsen / Vice-President Morgan Stanley & Co.
                           Incorporated
                         -------------------------------------------------------
                         MORGAN STANLEY & CO. INCORPORATED

                         INDEX TO EXHIBITS                          PAGE
                         -----------------                          ----

         EXHIBIT  1      Agreement to Make a Joint Filing            7


         EXHIBIT  2      Secretary's Certificate Authorizing
                         Edward J. Johnsen to Sign on Behalf
                         of Morgan Stanley Group Inc.                8


         EXHIBIT  3      Secretary's Certificate Authorizing
                         Edward J. Johnsen to Sign on Behalf
                         of Morgan Stanley & Co. Incorporated        9

                         INDEX TO EXHIBITS                          PAGE
                         -----------------                          ----

         EXHIBIT  1      Agreement to Make a Joint Filing            7


         EXHIBIT  2      Secretary's Certificate Authorizing
                         Edward J. Johnsen to Sign on Behalf
                         of Morgan Stanley Group Inc.                8


         EXHIBIT  3      Secretary's Certificate Authorizing
                         Edward J. Johnsen to Sign on Behalf
                         of Morgan Stanley & Co. Incorporated        9